                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 13, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  Schedule 10

                   Notification of Major Interests in Shares


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company


1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Prudential Portfolio Managers Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
         62,000   Chase Noms Ltd
        250,000   Clydesdale Bank Noms Ltd ITRT
         66,786   Clydesdale Bank Noms Ltd MGC
          3,400   Clydesdale Bank Noms Ltd MGT
        612,813   HSBC Global Noms Ltd A/C 379
         35,000   M&G (Lombard St) Noms 705000
          4,018   M&G (Lombard St) Noms HB
         12,055   M&G Global Technology Fund
         54,000   PPMCLT HSBC GIS Nom (UK) HBNL A/C
     14,902,245   PRUCLT HSBC GIS Nom (UK) PAC A/C
        103,807   PRUCLT HSBC GIS Nom (UK) PPL A/C
         13,000   Scot Am Managed Index Trust


5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:


11   Date company informed:
     13th June 2000

12   Total holding following this notification:
     16,119,124

13   Total percentage holding of issued class following this notification:
     10.79

14   Contact name for queries:
     Philip Rosier

15   Contact telephone number:
     01635-565583

16   Name of company official responsible for making notification:
     Philip Rosier

17   Date of notification:
     13th June 2000


Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 13, 2000               By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer